REIDCO ACQUISITION I INC.
c/o Spencer Clarke LLC
505 Park Avenue, 4th Floor
New York, NY 10022

July 17, 2007

Raquel Howard
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Reidco Acquisition I Inc.
Item 4.01 Form 8-K
Filed July 10, 2007
File No. 0-52373

Dear Ms. Howard:

This letter is in response to the comments contained in the Staff’s letter to Reid H. Drescher, dated July 13, 2007 (the “Comment Letter”) concerning the above-referenced current report (the “Current Report”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Current Report.

1.    We note that Holtz Rubenstein Reminick LLP (“HRR”) was previously engaged as your independent accountant, based on the disclosures provided in your Form 10-SB filed on December 22, 2006. We also note the engagement on June 11, 2007 of Ronald N. Silberstein, CPA, PLLC (“RNS”) as your independent accountant, based on the disclosures in your Form 8-K filed on July 10, 2007. It appears that the resignation or dismissal of HRR and the engagement of RNS as your certifying accountants have not previously been reported on Form 8-K. Accordingly, please file a separate Item 4.01 Form 8-K to provide the information required by Item 304 of Regulation S-B with respect to the prior change in accountants from HRR to RNS. We note that while disclosures regarding this change were made in your Form 10-QSB for the quarter ended April 30, 2007, disclosures regarding changes in accountants must be made on Item 4.01 of Form 8-K. Since the Form 8-K was due within four business days from the date of the event, it should be filed immediately.

We have made the requested change in the Form 8-K filed concurrently with this letter.

In accordance with your letter dated July 13, 2007, Reidco Acquisition I Inc. (the “Company”) acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
—	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to Jamie Bogart, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, Reidco Acquisition I Inc.

By:	/s/ Reid H. Drescher
Name: Reid H. Drescher
Title: President